UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number: 1-13991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MFA FINANCIAL, INC.
One Vanderbilt Ave., 48th Floor
New York, New York 10017

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Financial Statements and Supplemental Schedule
(Unaudited)

* Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

	December 31,
	2021	2020

Assets
Investments at fair value:
Investments, at fair value	$17,168,660	$14,884,950
Cash equivalents including money market funds	952,672	1,279,570
Total Investments at fair value	$18,121,332	$16,164,520

Receivables:
Employer’s contributions	$467,117	$464,925
Notes receivable from participant loans	118,739	185,146
Total Receivables	$585,856	$650,071

Total Assets	$18,707,188	$16,814,591

Net Assets Available for Benefits	$18,707,188	$16,814,591

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

For the year ended December 31, 2021

Additions to net assets:
Investment Income:
Interest and dividends	$991,603
Net appreciation in fair value of investments	1,873,675
Total investment income	2,865,278

Contributions:
Participant’s Contributions	$824,646
Employer’s Contributions	467,117
Total contributions	1,291,763

Interest on notes receivable from participants	$8,323

Total additions to net assets	$4,165,364

Deductions from net assets:
Benefits distributed to participants	$2,268,306
Administrative expenses	4,461
Total deductions from net assets	$2,272,767

Increase in net assets available for plan benefits	$1,892,597

Net assets available for benefits:
Beginning of year	16,814,591
End of year	$18,707,188

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2021

1. Description of the Plan

The following description of the MFA Financial, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, a copy of which is available from MFA Financial, Inc. (the “Company”).

General

The Plan, which became effective January 1, 2002, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s 401(k) committee (the “401(k) Committee”) with certain administrative functions of the Plan delegated to others in accordance with the terms of the Plan. The Plan’s investments are held by a trust fund administered by Fidelity Management Trust Company (the “Trustee”). In February 2017, the Company transferred the recordkeeping, trustee services and investment options for the Plan to the Trustee. Prior to that date, the Plan’s investments were self-directed and were held in a trust for which Morgan Stanley Smith Barney, LLC served as trustee.

Investment Funds, Contributions and Vesting

Under the terms of the Plan, all regular full-time and part-time employees of the Company who are 21 years of age 1) can make elective contributions to the Plan beginning as soon as practicable after the date of hire; and 2) are eligible to receive Company matching contributions.

Participants may elect to have a portion of their eligible compensation contributed to the Plan on a before-tax basis, up to the maximum deferral permitted under the Internal Revenue Code of 1986, as amended (the “Code”). For 2021, this limit was $19,500. Participants who are age 50 or older can make before-tax catch-up contributions to the Plan, the amount of which was limited to $6,500 per participant in 2021. Participants may change their deferral percentage as applicable at the beginning of each payroll period. Participant’s contributions may be invested in one or a combination of the various investment options offered by the Plan. A participant’s account balance may generally be transferred among the Plan’s investment options at any time upon receipt of instructions from the participant, except for certain limitations, including, but not limited to, the provisions of the Company’s Insider Trading Policy.

On an annual basis, the Company makes matching contributions in cash for each eligible participant in an amount equal to the addition of 1) 100% of the first 3% of an eligible participant’s compensation contributed to the Plan; and 2) 50% of the next 2% of the eligible participant’s compensation contributed to the Plan. Company matching contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Code, including compliance with applicable statutory limits and non-discrimination rules. For 2021, the annual maximum employer matching contribution for each eligible participant was $11,600. Participants are immediately vested in their before-tax and Company matching contributions, as well as any investment earnings/losses thereon. During 2021, the Company made matching contributions of $464,925 with respect to eligible employee contributions made during 2020. In addition, on an annual basis, the Company at its discretion, may decide to make nonelective employer contributions to eligible participants in the Plan. The Plan provides that such contributions by the Company will vest 20% after two years of service with an additional 20% vesting for each year of service thereafter until the sixth year, at which time such contributions are fully vested. The nonelective employer contributions are automatically fully vested upon a participant’s termination due to retirement, death or disability, as defined in the Plan. The Company has not made any non-elective employer contributions during 2020 and 2021.

Participants are permitted to transfer eligible amounts from certain other tax qualified plans to the Plan (“Rollovers”), subject to Plan requirements. Rollovers are not subject to Company matching contributions.

The Plan provides for multiple investment options to be made available through the Trustee, including core investment options as determined by the 401(k) Committee, a group of target date options, an advisory asset management service and a self-directed brokerage option. In addition, the Plan document provides that the Company’s equity securities be offered as a core investment option, subject to compliance with ERISA. Contributions or Rollovers related to the Company’s common or preferred stock are also subject to the Company’s Insider Trading Policy. See Note 3 for Investment Options under the Plan.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2021

Notes Receivable from Participants (Loans)

The Plan includes a provision that allows participants to apply for a loan from their account balance for a minimum amount of $1,000 up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000, subject to the certain restrictions set forth in the Plan and the Code. The loans may be repaid through payroll deductions and may have loan terms ranging up to five years, or ten years if for the purchase of a primary residence. A participant may have only two loans outstanding at a time. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate throughout the duration the loan of prime plus one percentage point. At December 31, 2021, loans outstanding to participants had interest rates ranging from 4.25% to 6.50% and will mature at various dates through January, 2031.

Distributions and Withdrawals

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-½, or in the event of financial hardship or termination of service. The participant may elect to receive a lump sum payment, installment payments, or rollover the vested account balance to another qualified plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to being permitted to make a hardship withdrawal.

Administrative Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets as incurred.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule thereto. Actual results could differ from those estimates.

Cash Equivalents Including Money Market Funds

Participant investments in money market funds, whose underlying investments are assessed to be liquid financial instruments are considered to be cash equivalents.

Valuation of Investments and Investment Income

Investments held by the Plan are stated at estimated fair value. Equity securities are valued at the closing price reported on the market on which the individual securities are traded on the last business day of the Plan year. Investments in mutual funds are valued at the net asset value of units held by the Plan as reported by the mutual fund on the last business day of the Plan year. Other investments are valued using available information including information reported on the market on which such investments are traded, net asset value of the entity that issued the investment security or other information as deemed appropriate to use to estimate fair value.

The net appreciation or depreciation in the fair value of investments, which includes any unrealized appreciation or depreciation on those investments plus realized gains or losses on any investments sold, are reported in Investment Income on the Plan’s Statement of Changes in Net Assets Available for Benefits. Interest and dividend income is recorded when received.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2021

Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants (loans) are funded directly from the participants account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis in accordance with their selected investment options.

3. Investment Options

The Plan provides participants with various investment options, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of a participant’s investments could occur in the near term and that such changes could materially affect the account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In addition to the self-directed brokerage account option, set out below are the investment options made available under the Plan as of December 31, 2021:

Name of Fund	Name of Fund
Fidelity 500 Index Fund	Fidelity Freedom 2065 Fund
Fidelity Blue Chip Growth Fund	Fidelity Freedom Income Fund
Fidelity Emerging Markets Fund	Fidelity Global ex U.S. Index Fund
Fidelity Extended Market Index Fund	Fidelity Government Money Market Fund
Fidelity Freedom 2005 Fund	Fidelity Overseas Fund
Fidelity Freedom 2010 Fund	Fidelity Small Cap Growth Fund
Fidelity Freedom 2015 Fund	Fidelity Total Bond Fund
Fidelity Freedom 2020 Fund	Fidelity U.S. Bond Index Fund
Fidelity Freedom 2025 Fund	Fidelity Value Fund
Fidelity Freedom 2030 Fund	Goldman Sachs Inflation Protected Securities Fund Investor Shares
Fidelity Freedom 2035 Fund	Invesco Diversified Dividend Fund R5 Class
Fidelity Freedom 2040 Fund	Janus Henderson Enterprise Fund Class T
Fidelity Freedom 2045 Fund	MassMutual Premier Small Cap Opportunities Fund Administrative Class
Fidelity Freedom 2050 Fund	MFA Financial, Inc. Common Stock
Fidelity Freedom 2055 Fund	MFA Financial, Inc. Preferred Stock
Fidelity Freedom 2060 Fund	Allspring Special Small Cap Value Fund - Class Admin

4. Party-in-Interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and certain of the investment options available to participants include investments managed by the Trustee and its affiliates. Transactions between the Plan, and the Trustee and its affiliates, are exempt from the prohibited transactions rules under ERISA. As of December 31, 2021, participants in the Plan held 24,646 shares of MFA Financial, Inc. Common Stock valued at $450,589 and 6,784 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at $171,659. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered to be party-in-interest transactions and totaled $118,739 at December 31, 2021.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2021

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Each participant’s interest in the Plan is 100% vested at all times, including the portion attributable to Company matching contributions. In the event of Plan termination, any unvested nonelective employer contributions will become 100% vested and the Plan assets will be distributed in accordance with the Plan document.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, stating that the Plan is qualified under section 401(a) of the Code, and therefore, the related trust is exempt from taxation.

7. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2021 that would require recognition or disclosure in these financial statements through June 28, 2022, which is the date these financial statements were available to be issued. No such transactions required recognition or disclosure in these financial statements.

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2021
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Tesla, Inc.	Common Stock, shares: 2,104	$2,223,465
*MFA Financial, Inc. Common Stock	Common Stock, shares: 24,646	450,589
Apple Inc.	Common Stock, shares: 2,495	443,189
Amazon.com, Inc.	Common Stock, shares: 75	250,076
Facebook, Inc.	Common Stock, shares: 545	183,311
Square, Inc.	Common Stock, shares: 615	99,329
Royal Bank of Canada	Common Stock, shares: 929	98,632
AT&T Inc.	Common Stock, shares: 2,597	63,903
Microsoft Corporation	Common Stock, shares: 188	63,429
Verizon Communications Inc.	Common Stock, shares: 1,203	62,527
Spotify Technology S.A.	Common Stock, shares: 200	46,806
Advanced Micro Devices, Inc.	Common Stock, shares: 292	42,019
Camping World Holdings, Inc.	Common Stock, shares: 1,000	40,400
Deere & Company	Common Stock, shares: 108	37,083
Shift4 Payments	Common Stock, shares: 639	37,017
The Walt Disney Company	Common Stock, shares: 233	36,195
Mitek Systems, Inc	Common Stock, shares: 1,587	28,169
Union Pacific Corporation	Common Stock, shares: 110	27,868
Callaway Golf Company	Common Stock, shares: 1,000	27,440
Owens Corning	Common Stock, shares: 300	27,150
Alexander’s Inc.	Common Stock, shares: 100	26,030
Qualcomm	Common Stock, shares: 136	24,882
Alphabet Inc. Class A	Common Stock, shares: 8	23,176
Walmart Inc.	Common Stock, shares: 160	23,160
Royal Caribbean Cruises Ltd.	Common Stock, shares: 261	20,071
Fulgent Genetics	Common Stock, shares: 199	20,017
Target Corporation	Common Stock, shares: 75	17,358
Netflix, Inc.	Common Stock, shares: 24	14,459
Alibaba Group Holding Limited	Common Stock, shares: 120	14,255
Liberty Global	Common Stock, shares: 500	14,045
Apollo Commercial Real Estate	Common Stock, shares: 988	13,002
Dow Inc.	Common Stock, shares: 223	12,675
Coinbase Global, Inc.	Common Stock, shares: 50	12,619
Pubmatic, Inc.	Common Stock, shares: 369	12,564
Exxon Mobil Corporation	Common Stock, shares: 204	12,507
NeoPhotonics Corporation	Common Stock, shares: 800	12,296
IBM	Common Stock, shares: 81	10,938
Innovative Industrial Properties, Inc.	Common Stock, shares: 40	10,516
Ellington Residential Mortgage	Common Stock, shares: 1,000	10,390
Redfin	Common Stock, shares: 269	10,327
Fannie Mae	Common Stock, shares: 12,000	9,841

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2021
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Dupont de Nemours, Inc.	Common Stock, shares: 120	9,694
Shopify Inc.	Common Stock, shares: 7	9,642
Live Oak Bancshares, Inc.	Common Stock, shares: 100	8,751
Alphabet Inc.	Common Stock, shares: 3	8,681
Twitter	Common Stock, shares: 200	8,644
FedEx Corporation	Common Stock, shares: 30	7,960
Axos Financial	Common Stock, shares: 123	6,877
DXC Technology	Common Stock, shares: 200	6,438
Occidental Petroleum Corporation	Common Stock, shares: 220	6,387
DigitalBridge Group, Inc.	Common Stock, shares: 725	6,039
APA	Common Stock, shares: 218	5,885
Corteva, Inc.	Common Stock, shares: 120	5,674
Fastly	Common Stock, shares: 155	5,495
DraftKings	Common Stock, shares: 200	5,494
Kohls Corp Nfs Llc Is A Special	Common Stock, shares: 109	5,389
Lumen Technologies, Inc.	Common Stock, shares: 417	5,233
AG Mortgage Investment Trust, Inc.	Common Stock, shares: 510	5,228
Hudson Pacific Properties	Common Stock, shares: 209	5,184
Salesforce.com	Common Stock, shares: 20	5,083
Snowflake Inc.	Common Stock, shares: 15	5,081
Green Dot Corporation	Common Stock, shares: 139	5,037
Wix.com Ltd	Common Stock, shares: 30	4,734
Joyy, Inc.	Common Stock, shares: 100	4,543
Rocket Companies	Common Stock, shares: 323	4,533
Gap Inc.	Common Stock, shares: 252	4,454
NVIDIA Corp.	Common Stock, shares: 15	4,412
Desktop Metal, Inc.	Common Stock, shares: 856	4,237
Lemonade, Inc.	Common Stock, shares: 100	4,211
Cabot Oil & Gas Corporation	Common Stock, shares: 217	4,141
Crowdstrike Holdings, Inc.	Common Stock, shares: 20	4,095
Peloton Interactive, Inc.	Common Stock, shares: 110	3,934
Biomerica, Inc.	Common Stock, shares: 1,000	3,890
PennyMac Mortgage Investment Trust	Common Stock, shares: 215	3,726
New Residential Investment Corp	Common Stock, shares: 335	3,588
Citigroup Inc.	Common Stock, shares: 54	3,321
Danaher Corp.	Common Stock, shares: 10	3,290
Annaly Capital Management Inc.	Common Stock, shares: 419	3,277

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2021
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Upstart Holdings, Inc.	Common Stock, shares: 20	3,026
Chimera Investment Corporation	Common Stock, shares: 200	3,016
Pulte Group, Inc.	Common Stock, shares: 50	2,867
Adobe Systems, Inc.	Common Stock, shares: 5	2,835
AGNC Investment Corporation	Common Stock, shares: 160	2,406
Two Harbors Investment Corp	Common Stock, shares: 396	2,285
Panasonic Corporation	Common Stock, shares: 200	2,197
Norwegian Cruise Line Holdings	Common Stock, shares: 100	2,074
The Honest Company, Inc.	Common Stock, shares: 250	2,023
AppHarvest, Inc.	Common Stock, shares: 400	1,556
New York Mortgage Trust Inc.	Common Stock, shares: 380	1,414
Invesco Mortgage Capital	Common Stock, shares: 499	1,387
RSA Inversiones y Representaciones S.A.	Common Stock, shares: 270	1,150
Transocean Ltd.	Common Stock, shares: 392	1,082
Cherry Hill Mortgage Investment	Common Stock, shares: 117	968
Blackstone Group Inc.	Common Stock, shares: 6	776
Virgin Galactic	Common Stock, shares: 58	776
Compass Pathways PLC	Common Stock, shares: 33	729
Boston Omaha Corporation	Common Stock, shares: 23	661
Curiosity Stream, Inc.	Common Stock, shares: 100	593
Arlington Asset Investment Corp.	Common Stock, shares: 125	438
Figs, Inc.	Common Stock, shares: 14	392
Overstock.com, Inc.	Common Stock, shares: 5	294
Kyndryl Holdings, Inc.	Common Stock, shares: 16	289
D-Market Electronic Services Trading	Common Stock, shares: 150	286
VTV Therapeutics, Inc.	Common Stock, shares: 200	198
Logan Ridge Finance Corporation	Common Stock, shares: 6	137
Impac Mortgage Holdings, Inc.	Common Stock, shares: 10	10
Seadrill	Common Stock, shares: 3	—
	Sub-Total	$4,851,872

*MFA Financial, Inc. Preferred Stock Series B	Preferred Stock, shares: 6,784	$171,659
Two Harbors Investment Corp Series A	Preferred Stock, shares: 3,000	78,990
Chimera Investment Corp Series B	Preferred Stock, shares: 3,000	76,650
New York Mortgage Trust Series E	Preferred Stock, shares: 3,000	76,080
Pennymac Mortgage Investment	Preferred Stock, shares: 2,000	52,880
New York Mortgage Trust Preferred Series G	Preferred Stock, shares: 2,000	49,600
AG Mortgage Investment Trust	Preferred Stock, shares: 2,000	49,380
New York Mortgage Trust Series D	Preferred Stock, shares: 1,000	25,520
Chimera Investment Corp Series D	Preferred Stock, shares: 1,000	25,250
Overstock.com, Inc. Preferred Stock	Preferred Stock, shares: 400	18,800

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2021
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Chimera Investment Corp Series A	Preferred Stock, shares: 700	17,822
	Sub-Total	$642,631

*Fidelity 500 Index Fund	Mutual Funds	$1,440,180
*Fidelity Freedom 2040 Fund	Mutual Funds	826,349
*Fidelity Freedom 2030 Fund	Mutual Funds	751,944
*Fidelity Freedom 2050 Fund	Mutual Funds	704,459
*Fidelity Freedom 2045 Fund	Mutual Funds	680,034
*Fidelity Blue Chip Growth	Mutual Funds	622,241
American Growth Fund of America Class F	Mutual Funds	482,739
American New Perspective Class F	Mutual Funds	459,743
*Fidelity Freedom 2020	Mutual Funds	452,860
American Europacific Growth Class F	Mutual Funds	385,378
*Fidelity Freedom 2055 Fund	Mutual Funds	304,907
*Fidelity Freedom 2060 Fund	Mutual Funds	283,699
*Fidelity Small Cap Growth Fund	Mutual Funds	268,581
Virtus NFJ Mid Cap Value A	Mutual Funds	236,203
*Fidelity Equity Income	Mutual Funds	201,504
*Fidelity Contrafund	Mutual Funds	198,310
*Fidelity Freedom 2035 Fund	Mutual Funds	159,526
Smead Value Fund Investor Cl Shares	Mutual Funds	149,552
*Fidelity Real Estate Income	Mutual Funds	144,162
*Fidelity Emerging Markets Fund	Mutual Funds	138,612
*Fidelity Total Bond Fund	Mutual Funds	120,747
*Fidelity U.S. Bond Index Fund	Mutual Funds	119,112
*Fidelity Value Fund	Mutual Funds	118,152
*Fidelity Extended Market Index Fund	Mutual Funds	117,031
*Fidelity Low Priced Stock	Mutual Funds	98,193
*Fidelity Mid Cap Stock	Mutual Funds	87,232
*Fidelity Global Ex U.S. Index Fund	Mutual Funds	76,385
Blackrock Commodity Strategies Fund Class A	Mutual Funds	76,201
*Janus Henderson Enterprise Fund Class T	Mutual Funds	68,088
*Goldman Sachs Inflation Protected Securities Fund Investor Shares	Mutual Funds	60,974
*Fidelity Overseas Fund	Mutual Funds	59,862
*Invesco Diversified Dividend Fund R5 Class	Mutual Funds	58,794
Invesco Equally Weighted S&P 500	Mutual Funds	56,323
*Fidelity Large Cap Value Enhanced Index	Mutual Funds	53,248

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2021
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*Fidelity Small Cap Value	Mutual Funds	52,008
*Fidelity Freedom 2015 Fund	Mutual Funds	51,025
*Fidelity Freedom 2025 Fund	Mutual Funds	40,629
*Allspring Special Small Cap Value Fund - Class Admin	Mutual Funds	37,238
Growth Fund Of America Class A	Mutual Funds	35,074
New Perspective Class A	Mutual Funds	30,210
*Fidelity Select Medical Equipment & Systems	Mutual Funds	28,492
Europacific Growth Class A	Mutual Funds	19,291
*Massmutual Premier Small Cap Opportunities Fund Administrative Class	Mutual Funds	19,034
Baron Discovery Fund Institutional Shares	Mutual Funds	10,825
Baron Global Advantage Fund Retail	Mutual Funds	8,010
*Fidelity Select Technology	Mutual Funds	3,249
*Fidelity Select Software & Computer	Mutual Funds	3,119
*Fidelity Freedom Income Fund	Mutual Funds	3,062
Wasatch Micro-Cap Value Fund	Mutual Funds	2,919
Wasatch Small Cap Value	Mutual Funds	2,904
Lord Abbett Develop Growth Class A	Mutual Funds	2,165
Wasatch Microcap	Mutual Funds	1,249
Morgan Stanley Global Opportunity A	Mutual Funds	946
Lord Abbett Micro Cap Growth Fund A	Mutual Funds	926
Morgan Stanley Institutional Fund Trust Discovery	Mutual Funds	873
Morgan Stanley Institutional Fund, Inc. Growth Portoflio Class A	Mutual Funds	854
Morgan Stanley Institutional Fund, Inc. Inception Portflio Class A	Mutual Funds	712
JPMorgan Income Builder Fund Class A	Mutual Funds	24
	Sub-Total	$10,416,163

SPDR S&P 500 ETF Trust	Other Investments	$232,817
SPDR Portfolio Total Stock Market	Other Investments	216,385
WisdomTree India Earnings Fund	Other Investments	156,864
Vanguard S&P 500 ETF	Other Investments	120,057
Vanguard Extended Market ETF	Other Investments	91,430
Invesco QQQ Trust, Series 1	Other Investments	86,026
iShares MSCI India Small-Cap ETF	Other Investments	76,041
SPDR Dow Jones Industrial Average ETF	Other Investments	36,332
Vanguard Growth ETF	Other Investments	33,695
iShares MSCI India ETF	Other Investments	25,285
The Technology Sector SPDR Fund	Other Investments	20,864
Vanguard Information Technology ETF	Other Investments	20,618
Vanguard Total Stock Market ETF	Other Investments	18,591
Global X Robotics & Artificial Intelligence ETF	Other Investments	17,970

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2021
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

VanEck Vectors Semiconductor ETF	Other Investments	15,440
iShares S&P 500 ETF	Other Investments	13,329
Vaneck Vectors Vietnam ETF	Other Investments	12,744
Vanguard S&P 500 Growth ETF	Other Investments	12,070
SPDR S&P Semiconductor ETF	Other Investments	10,942
iPath S&P GSCI Crude Oil Total Return Index ETN	Other Investments	9,462
VanEck Vectors Oil Services ETF	Other Investments	9,242
iShares Expanded Tech-Software Sector ETF	Other Investments	7,953
Vanguard Energy ETF	Other Investments	7,761
ARK Autonomous Technology & Robotics ETF	Other Investments	1,925
ARK Innovation ETF	Other Investments	946
ARK Space Exploration and Innovation ETF	Other Investments	943
iShares MSCI Mexico ETF	Other Investments	902
ARK Genomic Revolution ETF	Other Investments	612
ARK Fintech Innovation ETF	Other Investments	409
Occidental Petroleum Corporation - Warrants	Other Investments	339
	Sub-Total	$1,257,994

*Fidelity Cash Reserves	Cash and cash equivalents	$581,535
*Fidelity Government Money Market Fund	Cash and cash equivalents	371,137
	Sub-Total	$952,672

* Participant Loans	Interest Rate 4.25% - 6.50% Maturity Dates through January, 2031	$118,739

	Grand Total	$18,240,071

* Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the MFA Financial, Inc. 401(k) Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 28, 2022	MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

	By:	/s/ Stephen D. Yarad
Stephen D. Yarad
Member
MFA Financial, Inc. 401(k) Administration Committee